EXPRESS SCRIPTS, INC.

13900 Riverport Drive

Maryland Heights, Missouri 63043

January 22, 2007

By EDGAR Correspondence

Securities and Exchange Commission Office of Mergers and Acquisitions 100 F Street, N.E. Washington, D.C. 20549-3628 Attn: Celeste M. Murphy, Esq. Special Counsel

RE:	PREC14A Filed by Express Scripts, Inc. and KEW Corp.

on January 10, 2007

Dear Ms. Murphy:

In response to the request of the staff of the Securities and Exchange Commission (the “Commission”) set forth in the staff's letters dated January 19, 2007, Express Scripts, Inc. and KEW Corp. (the “Companies”) hereby acknowledge that:

•	the Companies are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Companies may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

EXPRESS SCRIPTS, INC.

By:	/s/ Thomas M. Boudreau
Thomas M. Boudreau
Senior Vice President and General Counsel

Celeste M. Murphy, Esq.

January 22, 2007

KEW CORP.

By:	/s/ Martin P. Akins
Martin P. Akins
Vice President and Secretary

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